Exhibit 99.5

PRESS RELEASE

Norway: First CO2 storage in Northern Lights

Paris, August 25, 2025 – TotalEnergies and its partners, Equinor and Shell, announce that the first CO2 volumes were successfully transported by vessel from Heidelberg Materials’ cement factory in Brevik, Norway to Northern Lights’ facilities in Øygarden. They were then injected 2,600 meters below the seabed into the storage facilities, 100 km off the coast of Western Norway.

Northern Lights is the world’s first merchant CO2 transportation and storage project. The first phase of the project has a storage capacity of 1.5 Mt CO2/year, which has been fully booked by customers from Norway and Continental Europe. Final Investment Decision of the second phase was announced in March 2025, which will increase the project capacity to more than 5 Mt CO2/year from 2028.

The development of CO2 transport and storage services is one of the necessary levers for reducing emissions for European industry. Northern Lights has developed a strong customer base in Norway and continental Europe, with already five industrial customers: Hafslund Celsio and Heidelberg Materials in Norway, Yara in the Netherlands, Ørsted in Denmark and Stockholm Exergi in Sweden.

“With the start of operations of Northern Lights, we are entering a new phase for the CCS industry in Europe. This industry now moves to reality, offering hard-to-abate sectors a credible and tangible way to reduce CO2 emissions,” said Arnaud Le Foll, Senior Vice-President New Business - Carbon Neutrality at TotalEnergies.

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About Northern Lights

Northern Lights, owned in equal shares by TotalEnergies, Equinor and Shell, is developing the world’s first cross-border CO2 transport and storage infrastructure. Delivering CO2 transport and storage as a service, Northern Lights enables mitigation of industrial emissions that cannot be avoided and accelerates the decarbonization of European industry. Drawing on experience from over 25 years of CO2 storage on the Norwegian Continental Shelf, Northern Lights is at the forefront of developing CCS technologies. The company will transport liquefied CO2 from capture sites to an onshore receiving terminal in western Norway, before transporting it by pipeline for permanent storage in a reservoir 2,600 meters under the seabed. CCS is a necessary climate solution to decarbonize industry and reduce or remove industrial CO2 emissions. www.norlights.com

About TotalEnergies and Carbon Capture and Storage

TotalEnergies’ focus is first to avoid emissions and then to reduce them by developing and deploying a systematic approach, asset-by-asset, to implement the best available technologies. For its residual emissions and the emissions of its customers, the Company is developing industrial projects for carbon storage. Backed by core competencies in large-scale project management, gas processing and geosciences, TotalEnergies is on track to enable significant decarbonization of European businesses through projects such as Northern Lights in Norway, NEP in the United Kingdom, Bayou-Bend in the US, Aramis in the Netherlands and Bifrost in Denmark.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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